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                                                                      Exhibit 99


LITIGATION REFORM ACT OF 1995

                              CAUTIONARY STATEMENTS

  The following discussion contains certain cautionary statements regarding Apogee's business and results of operations which should be considered by investors and others. These statements discuss matters which may in part be discussed elsewhere in this Form 10-K and which may have been discussed in other documents prepared by the Company pursuant to federal securities laws. This discussion is intended to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The following factors should be considered in conjunction with any discussion of operations or results by the Company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the Company.

  In making these statements, the Company is not undertaking to address or update each factor in future fillings or communications regarding the Company's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected Apogee's past results and may affect future results, so that the Company's actual results for first quarter fiscal 1999 and beyond may differ materially from those expressed in prior communications. Though the Company has attempted to list comprehensively these important cautionary factors, the Company wishes to caution investors and others that other factors may in the future prove to be important in affecting the Company's business or results of operations.

INDUSTRY CONDITIONS

  The Company is divided into three segments, each serving different markets.

  The Glass Technologies segment (GT) serves the high-performance architectural glass, computer, optical imaging and picture framing glass industries, which are very competitive, highly responsive to new products and price sensitive. Further, the products offered by Viracon are affected by changes in the commercial construction industry and in general economic conditions. The companies of this segment have been solidly profitable with rapidly growing revenues, especially in the international markets. There can be no assurance the current growth experience by the segment will continue or that the introduction of new products or competitors will not significantly change market conditions.

  The Auto Glass segment (AG) serves the repair and replacement auto glass market which tends to be cyclical in nature and is influenced by a variety of factors, including new car sales, speed limits, road conditions, the economy, weather and average annual number of miles driven. This market's pricing structure has changed significantly in recent years as insurance companies seek volume pricing at discounted rates from historical levels and attempt to enter into preferred or exclusive provider arrangements with a limited number of providers. As a result, margins have narrowed at the retail level and, to a lesser extent, at wholesale and manufacturing levels. There can be no assurance that the Company will be able to improve or maintain its margins or that it will be selected by insurance companies as a provider of replacement and repair auto glass on a regional or national basis.

  The Building Products and Services segment (BPS) serves certain sectors of the United States nonresidential construction, institutional, detention and security building markets, which tend to be cyclical in nature and sensitive to changes in general economic conditions. Nonresidential construction, particularly the domestic office building segment, declined significantly in the early to mid-1990's. As a result of the declining market, the Company experienced reduced margins and operating losses for the segment in recent years. In fiscal 1998, the Company decided to close or exit its European and Asian curtainwall operations. See "Exit of International Curtainwall Operations" below. In fiscal 1998, industry conditions for the domestic nonresidential construction market improved, though there can be no assurance regarding future market conditions. BPS is subject to normal subcontractor's risks, including material and wage increases, construction and transportation work stoppages and contractor credit worthiness, in addition, office vacancy rates, tax laws concerning real estate and interest rates are important factors which affect nonresidential construction markets.

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COMPETITIVE ENVIRONMENT

  The Company's business segments operate in industries that are highly competitive and that, other than the industry in which GT's Viratec Thin Films unit competes, are fairly mature. In addition, the barriers to entry for several of these industries are not significant. Therefore, the Company expects its markets to remain highly competitive. The Company faces competition from other major contractors, subcontractors, manufacturers, fabricators, wholesalers, retailers and installers in each of its markets, certain of which may have greater financial or other resources than the Company.

  The Glass Technologies segment competes with several large integrated glass manufacturers and numerous smaller specialty fabricators. Product pricing and service are the primary competitive factors in this market. The markets for the products of this segment are also characterized by frequent refinement and enhancement, new product introductions and by declining average selling prices over product life cycles.

  The Auto Glass segment competes with other auto glass shops, glass distributors, car dealers, body shops and fabrication facilities on the basis of pricing, national coverage and customer service. Its competition consists of national and regional chains as well as significant local competition.

  Competitive factors have contributed to declines in sales volumes in BPS' New Construction unit. The curtainwall subcontractor business is primarily price competitive. The Architectural Products unit competes against several major aluminum window manufacturers. The Architectural Products unit primarily services the custom portion of this market in which the primary competitive factors are product quality, reliable service and the ability to provide technical engineering and design services.

  There can be no assurance that the Company will continue to be able to compete effectively in its markets.

EXIT OF INTERNATIONAL CURTAINWALL OPERATIONS

  During fiscal 1998, the Company made the strategic decision to close or exit its European and Asian international curtainwall operations in order to focus more selectively on higher-margin domestic curtainwall business. As a result of such restructuring, the Company recorded nonrecurring pre-tax charges of $26.0 million and $35.9 million in the third and fourth quarters of fiscal 1998, respectively. While the Company believes these restructuring charges are adequate to cover all expenses the Company has incurred or will incur in order to close or exit such operations, there can be no assurance given that additional charges will not be required to be made in future periods. The Company faces related risks and uncertainties, including the inability to effectively manage restructured business units and the inability to effectively manage costs or difficulties related to the operation of the businesses or execution of restructuring or exit activities. The occurrence of one or more of such events may have a material adverse effect on the business, financial condition or results of operations of the Company.

YEAR 2000 ISSUE

  The Company is reviewing the potential impact of the "Year 2000" date change which involves the inability of certain software and hardware systems to properly recognize and process date information relating to the Year 2000. The Company has assigned a team to evaluate the nature and extent of the work required to make the Company's systems, products and infrastructure Year 2000 compliant. A number of existing systems projects are either underway or under review within the Company's various business units to incorporate Year 2000 compliance, the cost of which has not been determined. The Company continues to evaluate the estimated costs associated with these efforts to ensure that such systems, products and infrastructure are Year 2000 compliant. While these on-going efforts will involve additional costs, the Company believes, based on available information, that it is and will continue to effectively manage the Year 2000 transition without any material adverse effect on the Company's business, results of operations or financial condition. Notwithstanding the foregoing, there can be no guarantee that the Company's efforts will completely mitigate the Year 2000 issue.

  In addition to issues relating to internal Year 2000 compliance, the Company is dependent upon third party suppliers and large customers to remedy their own Year 2000 problems. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.
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PLANNED CAPITAL EXPENDITURES (GT SEGMENT)

  The GT's segment's continued growth depends to a significant degree on its ability to expand its production facilities and to minimize the disruption caused by this expansion. In response to continued strong demand for the GT segment's high-performance architectural glass products, the Company has undertaken a capital investment program, the primary purpose of which is to increase production capacity and productivity of its GT segment. Pursuant to this plan, the segment's Viracon unit is expected to complete construction of a new architectural glass fabrication complex in Statesboro, Georgia in fiscal 2000, the Tru Vue unit is expected to move to a new facility in fiscal 1999 and Viratec's Optium line is expected to move in fiscal 1999 to a location closer to the flow of customers' computer monitor supply chains. This plan contemplates the expenditure of an amount that is approximately three times larger than that of any other annual capital expenditure plan in the Company's history. The Company believes that completion of these expansion plans on time and within budget will be important in enabling the GT segment to continue to satisfy the demand for its products and services. Although the Company believes it has the capital and managerial resources to execute these plans, there can be no assurance that the planned expansions and moves will be completed on time or that, once completed, will produce the improved operating and financial results expected by the Company.

CONSOLIDATION OF AUTO GLASS INSTALLATION INDUSTRY (AG SEGMENT)

  The auto glass installation industry is consolidating in response to insurance companies' growing preference to interact with only a few major providers that are capable of offering efficient claims management services throughout a large geographic region. During fiscal 1998, the auto glass installation industry's two largest companies merged, resulting in a company with more than 20% of the U.S. auto glass installation market. While this merger resulted in the Company's AG segment becoming the second largest repair and replacement auto glass company, it created a stronger competitor for AG and may precipitate further industry consolidation. If the Company's AG segment is unable to grow quickly enough, whether internally or through acquisitions, it may not be able to remain a viable competitor in this industry. Further, the consolidation of this industry may change the scope of services traditionally offered by auto glass providers. For example, this consolidation may result in insurance companies requiring auto glass providers (1) to offer a broader array of claims management services such as standardized reporting of replacement claims or (2) to provide collision repair services and process collision claims for types of automotive repairs traditionally served by autobody companies. The failure by the AG segment to timely respond to such changes could have a material adverse effect on its, and the Company's, business, financial condition or results of operations.

DEPENDENCE ON CERTAIN CUSTOMERS; CLAIMS MANAGEMENT (AG SEGMENT )

  During fiscal 1998, the AG segment's five largest customers accounted for approximately 20% of such segment's sales. No customer accounted for more than 10% of the AG segment's sales during fiscal 1998. The Company is highly dependent on recurring revenues generated by the AG segment's insurance company customers and could be adversely affected by changes in such insurance companies' policies concerning coverage for auto glass repair and replacement claims. Failure by insurance companies to cover auto glass repair and replacement claims or the imposition of increased deductibles with respect to coverage of such claims could significantly reduce the AG segment's sales generated through its insurance company customers. Many of the AG segment's arrangements and relationship with its insurance company customers are not evidenced by written contracts and are therefore terminable at any time. A significant decrease in business from the AG segment's insurance company customers would have a material adverse effect on the AG segment's operations and, therefore, could have material adverse effect on the Company's business, financial condition or results of operations.

  Further, the repair and replacement auto glass industry's pricing structure has changed significantly in recent years as insurance companies seek volume pricing at discounted rates from historical levels and attempt to enter into preferred or exclusive provider arrangements with a limited number of providers. As a result, the ability of auto glass service providers to handle insurance company claims quickly and efficiently is becoming more and more important in the auto glass business. If the AG segment is unable to provide competitive claims management service to its insurance company customers, it could have a material adverse effect on the AG segment's operations and, therefore, could have a material adverse effect on the Company's business, financial condition or results of operations.
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GOVERNMENT REGULATION (AG SEGMENT)

  Many states have statutes or regulations prohibiting certain referral practices by insurers. Approximately 30 states currently have statutes or regulations that prohibit an insurance company from requiring a policyholder to use a particular vendor. In addition, new laws or regulations relating to the referral practices of insurance companies may be adopted in these or other states. The AG segment does not enter into arrangements with insurance companies pursuant to which such insurance companies require policyholders to use the AG segment for auto glass replacement or repair services. Although the Company does not believe that existing government regulation of insurance company referral practices will have a material adverse effect on the Company, no assurance can be given that future regulation of such referral practices will not have a material adverse effect on its, and the Company's, business, financial condition or results of operations.


EFFECT OF WEATHER CONDITIONS (AG SEGMENT)

  The severity of weather has historically affected the AG segment's sales and operating income, with severe weather generating increased sales and income and mild weather resulting in lower sales and income. Accordingly, mild weather conditions may adversely affect the AG segment's results of operations.